FIFTH AMENDMENT TO CREDIT AGREEMENT

This Fifth Amendment to Credit Agreement (the "Fifth Amendment") is made as of this 21st day of June, 2007 by and among

SPECIALTY RETAILERS (TX) LP, a Texas limited partnership, having its principal place of business at 10201 Main Street, Houston, Texas 77025 (the "Borrower"); and

STAGE STORES, INC., a Nevada corporation, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SPECIALTY RETAILERS, INC., a Texas corporation, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SRI GENERAL PARTNER LLC, a Nevada limited liability company, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

SRI LIMITED PARTNER LLC, a Nevada limited liability company, having its principal place of business at 10201 Main Street, Houston, Texas 77025; and

the LENDERS party hereto; and

BANK OF AMERICA, N.A. (f/k/a Fleet National Bank), as Issuing Bank, a national banking association having a place of business at 100 Federal Street, Boston, Massachusetts 02110; and

BANK OF AMERICA, N.A., as successor in interest to Fleet Retail Group, LLC (f/k/a Fleet Retail Group, Inc. and Fleet Retail Finance Inc.), as Administrative Agent and as Collateral Agent for the Lenders (in such capacity, the "Agent"), a national banking association, having its principal place of business at 100 Federal Street, Boston, Massachusetts 02110; and

THE CIT GROUP/BUSINESS CREDIT, INC., GENERAL ELECTRIC CAPITAL CORPORATION, AND NATIONAL CITY BUSINESS CREDIT, INC., as Co-Documentation Agents;

WELLS FARGO FOOTHILL, LLC, as Syndication Agent, and

BANC OF AMERICA SECURITIES LLC (successor to Fleet Securities, Inc.), as Arranger;

in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

W I T N E S S E T H:

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WHEREAS, on August 21, 2003, certain of the parties hereto, among others, entered into that certain Credit Agreement, as amended by that certain Limited Waiver and First Amendment to Credit Agreement dated as of November 4, 2003, that certain Second Amendment to Credit Agreement dated as of December 31, 2004, that certain Third Amendment to Credit Agreement dated as of December 31, 2005 and that certain Fourth Amendment to Credit Agreement dated as of April 20, 2007 (as amended and in effect, the "Credit Agreement"); and

WHEREAS, pursuant to that certain Joinder to Credit Agreement dated as of January 30, 2004, Specialty Retailers (TX) LP (f/k/a SRI 2004 (TX) LP) joined the Credit Agreement as the Borrower thereunder, and SRI Limited Partner LLC (f/k/a SRI 2004 LLC) joined the Credit Agreement as a Facility Guarantor thereunder; and

WHEREAS, pursuant to that certain Joinder to Credit Agreement dated as of December 31, 2004, Specialty Retailers (TX) LP (f/k/a SRI 2005 (TX) LP) joined the Credit Agreement as the Borrower thereunder, and SRI Limited Partner LLC (f/k/a SRI 2005 LLC) joined the Credit Agreement as a Facility Guarantor thereunder; and

WHEREAS, pursuant to that certain Joinder to Credit Agreement dated as of December 31, 2005, Specialty Retailers (TX) LP (f/k/a SRI 2006 (TX) LP) joined the Credit Agreement as the Borrower thereunder, and SRI Limited Partner LLC (f/k/a SRI 2006 LLC) joined the Credit Agreement as a Facility Guarantor thereunder; and

WHEREAS, the Loan Parties have advised the Agent and the Lenders that they intend to undertake certain corporate restructurings, merging certain of the Loan Parties with and into other Loan Parties; and

WHEREAS, the Loan Parties have requested that the Agent and the Lenders modify certain of the provisions of the Credit Agreement to permit such corporate restructurings and mergers as more fully set forth herein.

NOW, THEREFORE, it is hereby agreed as follows:

1.   Capitalized Terms. All capitalized terms used herein and not otherwise defined shall have the same meaning herein as in the Credit Agreement.

2.   Amendments to Article I. The provisions of Article I of the Credit Agreement are hereby amended as follows:

(a)   by adding the following new definition in appropriate alphabetical order:

"2007 Corporate Restructuring" means, collectively, (a) the merger of the Borrower with and into Specialty Retailers, Inc., a Texas corporation; (b) the merger of SRI Limited Partner LLC with and into Specialty Retailers, Inc., a

Texas corporation; and (c) the merger of SRI General Partner LLC with and into Specialty Retailers, Inc., a Texas corporation.

(b)   By deleting the definition of "Borrower" in its entirety and substituting the following in its stead:

"Borrower" means (a) initially, Specialty Retailers (TX) LP, a Texas limited partnership, and (b) from and after the date of the merger of the Borrower with and into Specialty Retailers, Inc. in accordance with the 2007 Corporate Restructuring, said Specialty Retailers, Inc., a Texas corporation.

3.   Amendment to Article VI. The provisions of Section 6.03(c) of the Credit Agreement are hereby amended by adding the words "and the 2007 Corporate Restructuring" after the words "the 2006 Corporate Restructuring" in the second line thereof.

4.   Assumption of Obligations. From and after the date of the merger of Specialty Retailers (TX) LP with and into Specialty Retailers, Inc., Specialty Retailers, Inc. assumes and agrees to pay and perform all obligations as "Borrower" under the Credit Agreement and the other Loan Documents. In that regard, from and after such date hereof, all references to the "Borrower" under the Credit Agreement and other Loan Documents shall mean and refer to Specialty Retailers, Inc.

5.   Ratification of Loan Documents. Except as provided herein, all terms and conditions of the Credit Agreement and of the other Loan Documents remain in full force and effect. The Loan Parties each hereby ratify, confirm, and reaffirm all of the representations and warranties contained therein.

6.   Conditions to Effectiveness.   This Fifth Amendment shall not be effective until each of the following conditions precedent have been fulfilled to the satisfaction of the Administrative Agent:

(a)   This Fifth Amendment shall have been duly executed and delivered by the respective parties hereto and, shall be in full force and effect and shall be in form and substance satisfactory to the Administrative Agent and the Lenders.

(b)   All limited liability company, limited partnership, corporate and shareholder action on the part of the Loan Parties necessary for the valid execution, delivery and performance by the Loan Parties of this Fifth Amendment shall have been duly and effectively taken and evidence thereof satisfactory to the Administrative Agent shall have been provided to the Administrative Agent.

(c)   No Default or Event of Default shall have occurred and be continuing.

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(d)   The Borrower and Facility Guarantors shall have executed such additional instruments, documents and agreements as the Administrative Agent may reasonably request.

7.   <u>Miscellaneous.</u>

(a)   This Fifth Amendment may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument.

(b)   This Fifth Amendment expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)   Any determination that any provision of this Fifth Amendment or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not effect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Fifth Amendment.

(d)   The Loan Parties shall pay all costs and expenses of the Agent, including, without limitation, reasonable attorneys' fees in connection with the preparation, negotiation, execution and delivery of this Fifth Amendment.

(e)   The Loan Parties warrant and represent that the Loan Parties have consulted with independent legal counsel of their selection in connection with this Fifth Amendment and is not relying on any representations or warranties of the Agents or the Lenders or their counsel in entering into this Fifth Amendment.

IN WITNESS WHEREOF, the parties have hereunto caused this Fifth Amendment to be executed and their seals to be hereto affixed as of the date first above written.

SPECIALTY RETAILERS (TX) LP,
as Borrower

By: SRI General Partner LLC, its
        General Partner

By: _____
Name: Richard E. Stasyszen
Title: Manager

STAGE STORES, INC., as Facility
Guarantor

By: _____
Name: Richard E. Stasyszen
Title: Senior Vice President-Finance and
       Controller

SPECIALTY RETAILERS, INC., as
Facility Guarantor

By _____
Name: Richard E. Stasyszen
Title: Senior Vice President-Finance and
       Controller

SRI GENERAL PARTNER LLC, as
Facility Guarantor

By: _____
Name: Richard E. Stasyszen
Title: Manager

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SRI LIMITED PARTNER LLC, as Facility Guarantor



By:
Name: Philip B. Sears
Title: Manager

BANK OF AMERICA, N.A.
As Administrative Agent, as Collateral
Agent, as Swingline Lender and as Lender



By: _____
Name: Christine Scott
Title: Principal

BANK OF AMERICA, N.A.,
as Issuing Bank

By: _____
Name: Christine Scott
Title: Principal

WELLS FARGO FOOTHILL, LLC,
As Syndication Agent and as Lender



By:_____

Name: _____ **Yelena Kravchuk**

Title: _____ **AVP** _____

THE CIT GROUP/BUSINESS CREDIT, INC., As Co-Documentation Agent and as Lender

By:_______________________________
Name: _Debra A. Putzer_______
Title: __SVP________________

GENERAL ELECTRIC CAPITAL CORPORATION,
As Co-Documentation Agent and as Lender

By: [signature]
Name: Rebecca A. Ford
Title: Duly Authorized Signatory

NATIONAL CITY BUSINESS CREDIT,
INC.,
As Co-Documentation Agent and as Lender

By:_____
Name: __Joseph Kwasny_____
Title: __Director_____

WEBSTER BUSINESS CREDIT CORP.,
As Co-Documentation Agent and as Lender

By:_____

Name: _____

Title: _____

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